SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

23 May 2024

Prudential plc

Results of Annual General Meeting held on 23 May 2024

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 19 (inclusive) and Resolution 23 were duly passed as ordinary resolutions and Resolutions 20 to 22 (inclusive) and Resolution 24 were duly passed as special resolutions. The results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2023 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report (the '2023 Annual Report')	2,155,386,575	99.52	10,353,464	0.48	2,165,740,039	78.74	22,814,337
2	To approve the Directors' Remuneration Report for the year ended 31 December 2023	2,012,309,502	92.31	167,583,638	7.69	2,179,893,140	79.26	8,661,245
3	To elect Mark Saunders as a Director of the Company	2,185,509,064	99.93	1,532,118	0.07	2,187,041,182	79.52	1,513,194
4	To re-elect Shriti Vadera as a Director of the Company	2,131,377,635	97.46	55,632,328	2.54	2,187,009,963	79.52	1,544,413
5	To re-elect Anil Wadhwani as a Director of the Company	2,185,076,562	99.91	1,927,890	0.09	2,187,004,452	79.52	1,549,924
6	To re-elect Jeremy Anderson as a Director of the Company	2,183,854,066	99.85	3,185,592	0.15	2,187,039,658	79.52	1,514,718
7	To re-elect Arijit Basu as a Director of the Company	2,183,755,662	99.85	3,278,876	0.15	2,187,034,538	79.52	1,519,838
8	To re-elect Chua Sock Koong as a Director of the Company	2,099,827,184	96.86	68,152,445	3.14	2,167,979,629	78.82	20,574,747
9	To re-elect Ming Lu as a Director of the Company	2,090,542,730	95.98	87,510,192	4.02	2,178,052,922	79.19	10,501,464
10	To re-elect George Sartorel as a Director of the Company	2,182,750,378	99.80	4,281,183	0.20	2,187,031,561	79.52	1,522,815
11	To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company	2,168,165,238	99.14	18,868,196	0.86	2,187,033,434	79.52	1,520,942
12	To re-elect Jeanette Wong as a Director of the Company	2,174,420,194	99.84	3,510,448	0.16	2,177,930,642	79.19	10,623,733
13	To re-elect Amy Yip as a Director of the Company	2,183,800,021	99.85	3,238,180	0.15	2,187,038,201	79.52	1,516,175
14	To re-appoint Ernst & Young LLP as the Company's auditor until the conclusion of the next general meeting at which the Company's account are laid	2,146,022,942	98.12	41,210,612	1.88	2,187,233,554	79.52	1,320,831
15	To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration	2,163,832,482	98.93	23,390,074	1.07	2,187,222,556	79.52	1,331,830
16	To renew the authority to make political donations	2,142,188,032	98.60	30,424,848	1.40	2,172,612,880	78.99	15,941,496
17	To renew the authority to allot ordinary shares	2,024,912,744	92.59	162,052,785	7.41	2,186,965,529	79.51	1,565,355
18	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,084,653,784	95.63	95,326,036	4.37	2,179,979,820	79.26	8,574,566
19	To renew the authority to allot preference shares	2,162,114,157	98.85	25,084,964	1.15	2,187,199,121	79.52	1,355,254
20	To renew the authority for disapplication of pre-emption rights*	2,100,271,584	96.35	79,671,690	3.65	2,179,943,274	79.26	8,611,112
21	To renew the authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments*	2,079,025,628	95.37	100,913,281	4.63	2,179,938,909	79.26	8,615,436
22	To renew the authority for purchase of own shares*	2,158,732,071	98.90	24,010,487	1.10	2,182,742,558	79.36	5,811,776
23	To authorise the Directors to allot ordinary shares instead of cash in respect of any dividend paid	2,170,137,626	99.22	17,054,755	0.78	2,187,192,381	79.52	1,361,954
24	To renew the authority in respect of notice for general meetings*	2,087,928,802	95.46	99,208,912	4.54	2,187,137,714	79.52	1,416,630
*Special resolution

The full text of Resolutions 16 to 24 (inclusive) is set out in the Notice of Annual General Meeting and explanation of business dated 22 April 2024.

As at 6.30pm UK time/ 4.30pm Hong Kong/Singapore time on 21 May 2024, the number of issued shares of the Company was 2,750,427,994 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, save for the Directors (excluding independent non-executive directors) and their respective associates who were required to abstain, and have abstained from voting on Resolution 17 which affected a total of 281,442 voting rights. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. Proxy appointments which gave discretion to the Chair have been included in the total of votes 'for' the respective resolutions. The scrutineer of the poll was Equiniti Financial Services Limited, the Company's UK Share Registrar.

All Directors of the Company attended the AGM in person except Claudia Suessmuth Dyckerhoff, who joined the AGM electronically.

As announced on 25 January 2024, David Law did not stand for re-election as a Non-executive Director of Prudential plc and retired from the Board with effect from the conclusion of today's AGM.  Shriti Vadera joined the Remuneration Committee from the conclusion of the AGM.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 23 May 2024, will shortly be available to view on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Additional Information:

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact:
Tom Clarkson, Company Secretary, +44 (0)20 3977 9172
Sylvia Edwards , Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary